UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.
Financial Statements:

As of December 31, 2008 and 2007 and the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm	Page 3

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Page 6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Page 12

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Greif 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Columbus, Ohio
June 25, 2009

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Investments, at fair value:
Interest-bearing cash	$494,485	$640,333
Mutual funds	81,583,589	93,117,449
Common collective funds	41,536,086	30,250,164
Common stocks	7,671,215	11,533,687
Participant notes receivable	5,035,124	3,250,201
Total investments	136,320,499	138,791,834
Other	74,517	207,170
Net assets available for benefits, at fair value	$136,395,016	$138,999,004
Adjustment from fair value to contract value for fully benefit responsive investment contracts	2,322,336	194,521
Net assets available for benefits	$138,717,352	$139,193,525

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Employee contributions	$10,520,531
Employer contributions	7,048,215
Rollover contributions	780,316
Transfers in	41,981,673
Investment income:
Net depreciation in fair value of investments (Note 4)	(44,466,792)
Interest and dividend income	648,023
Total additions	16,511,966
Deductions:
Benefits paid to participants	(16,910,470)
Administrative fees	(77,669)
Total deductions	(16,988,139)
Net decrease in net assets	(476,173)
Net assets available for benefits, beginning of year	139,193,525
Net assets available for benefits, end of year	$138,717,352

Greif 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2008

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif 401(k) Retirement Plan (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers, and trustee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund) is based on quoted redemption values on the last business day of the Plan’s year-end.  Participant loans are valued at their outstanding balances, which approximate fair value. Common Stock is valued at the ending daily trading value as determined by the New York Stock Exchange.

As described in the FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund and the adjustment from fair value to contract value.  The fair value of the Plan's interest in the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Greif 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2008

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Greif, Inc. and Greif Packaging LLC (the Sponsor or Employer), to the extent not covered by Plan forfeitures.

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General
The Plan is a defined contribution plan covering all employees at adopting locations of the Sponsor and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of 21. Effective December 31, 2003, each of the Sponsor’s defined contribution retirement plans were merged into the Greif Bros. 401(k) Retirement Plan and Trust. As a result, all assets of these plans were transferred to the Greif Bros. 401(k) Retirement Plan and Trust on January 1, 2004. In addition, the Plan name was changed to Greif 401(k) Retirement Plan on January 1, 2004. Previously eligible participants of the Plan were immediately eligible for the Greif 401(k) Retirement Plan.

During the year, the Sponsor was changed from Greif, Inc. to Greif Packaging LLC, a wholly owned subsidiary of Greif, Inc.

The Plan provides that the Sponsor will appoint a committee (the “Administrator”) that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. MassMutual and State Street Bank (the “Trustees”) maintain the Plan assets.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year.  As soon as eligibility criteria are satisfied participants are automatically enrolled with payroll deductions of 3%.  Until participants make an investment selection, all of their contributions are invested in a Destination Retirement Series investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Employer matching contributions are discretionary or are paid pursuant to collective bargaining agreements. Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. As allowed under the Plan, certain employees received profit sharing contributions during the year ended December 31, 2008 in the amount of $1,902,978.

Transfers

During the year, assets of $41,981,673 were transferred into the plan.  These transfers were from the former plans from Trilla Steel Drum Corporation Retirement Savings Plan, Delta Petroleum Plan, and CorrChoice Profit Sharing Plan.

Greif 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2008
2. Description of the Plan (continued)

Participant Notes Receivable

Subject to the Administrator’s approval, the Trustees are empowered to lend to participants a portion of their account balances in accordance with the Plan document. The Trustees establish interest rates and terms.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Effective January 1, 2004, a participant’s vested interest is defined by the predecessor plan provisions covering the participant on December 31, 2003. After January 1, 2004, employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Investment Options

Participant contributions and Employer contributions are allocated as the participant directs.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59  1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Fair Value Measurements

The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

 - quoted prices for similar assets and liabilities in active markets
 - quoted prices for identical or similar assets or liabilities in markets that are not active
 - observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
 - inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Greif 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2008

3. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Mutual Funds: Valued at the Net Asset Value (“NAV”) available daily in an observable market.

Common Collective Funds: Unit value calculated based on the observable NAV of the underlying investment.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant’s Notes Receivable: Valued and amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest Bearing Cash	$494,485	$–	$–	$494,485
Mutual Funds	81,583,589	–	–	81,583,589
Common Collective Funds	–	43,858,422	–	43,858,422
Common Stocks	7,671,215	–	–	7,671,215
Participants Notes Receivable	–	5,035,124	–	5,035,124
Total assets at fair value	$89,749,289	$48,893,546	$–	$138,642,835

4. Investments

During 2008, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Common Stock	$(6,321,989)
Common Collective Funds	1,518,541
Mutual Funds	(39,663,344)
$(44,466,792)

Greif 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2008
4. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2008
MassMutual Stable Income Fund	$43,821,146	$30,393,906
MassMutual Indexed Equity Fund	8,031,960	11,161,888
MassMutual Select Destination Retirement 2020	7,117,541	5,534,040	*
PIMCO Total Return Fund A	15,525,145	5,810,746	*
American Funds EuroPacific Growth Fund R	7,205,466	11,967,682
Greif, Inc. Class A Common Stock	7,671,215	11,533,687

*	Amount does not exceed 5% of the Plan’s net assets at the specified date. Shown only for comparative purposes.

5. Transactions with Parties in Interest

As of December 31, 2008 and 2007, the Plan owned 229,471 and 176,437 shares of the Sponsor’s Class A Common Stock with a fair value of $7,671,215 and $11,533,687, respectively. Cash dividends received from the Sponsor were $285,580 for the year ended December 31, 2008.

6. Income Tax Status

Prior to the Plan Merger, effective December 31, 2003, all plans merged had received a determination letter from the Internal Revenue Service dated February 24, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. To the extent that any operational issues are identified, the plan administrator has agreed to take appropriate corrective actions.

Greif 401(k) Retirement Plan
(formerly Greif Bros. 401(k) Retirement Plan and Trust)

Notes to Financial Statements
December 31, 2008

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks and other uncertainties. As a result, the value of these investment securities will increase or decrease in the future. The occurrence of certain of these risks and uncertainties could result in a material adverse effect to participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Greif 401(k) Retirement Plan

EIN 31- 1652230 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Investment Description	Current/Contract Value
Interest Bearing Cash
Money Market Fund	$494,485

Mutual Funds
MassMutual Indexed Equity Fund	8,031,960
MassMutual Mid Cap Growth II	4,898,756
Dodge & Cox Balanced Fund	6,903,582
Dodge & Cox Stock Fund	4,934,188
MassMutual Large Cap Value Fund	4,686,233
Capital Appreciation Fund	5,148,816
MassMutual Small Company Value Fund	2,704,155
Mass Mutual Select Destination Retirement 2020	7,117,541
Mass Mutual Select Destination Retirement 2030	4,744,824
Mass Mutual Select Destination Retirement 2040	3,025,951
Mass Mutual Select Destination Retirement Income	433,381
Mass Mutual Select Destination Retirement 2010	3,243,002
Mass Mutual Select Destination Retirement 2050	452,357
SEI Small Cap Growth Fund	1,066,440
PIMCO Total Return Fund A	15,525,145
Lord Abbett Mid-Cap Value Fund	1,461,792
American Funds EuroPacific Growth Fund R	7,205,466
Total mutual funds	81,583,589
Common/Collective Fixed Income Funds
MassMutual Stable Income Fund	43,821,146
Mass Mutual Moderate Journey Fund	37,276
43,858,422

Common Stock
Greif, Inc. Common Stock*	7,671,215

Loans to Participants
Participant notes receivable, with interest rates of 5.0% to 10.5% and various due dates	5,035,124
Total investments	$138,642,835

*	Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 29, 2009	By:	/s/ Karen Lane
	Printed Name:	Karen Lane
	Title:	Plan Administrator

GREIF 401(K) RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR YEAR ENDED DECEMBER 31, 2008

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 15